Exhibit 5

WARBURG PINCUS PRIVATE EQUITY IX, L.P.
466 Lexington Avenue
New York, NY 10017

July 20, 2007

Inspire Pharmaceuticals, Inc.
4222 Emperor Boulevard, Suite 200
Durham, North Carolina
Attention: Chief Executive Officer

Ladies and Gentlemen:

In connection with the acquisition of shares of Series A Exchangeable Preferred Stock, par value $0.001 per share (the “Exchangeable Preferred Stock”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (the “Company”), by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (the “Purchaser”), the Company and the Purchaser agree as follows:

1.             Definitions.  For purposes of this letter agreement, the following terms have the respective meanings set forth below:

“13D Group”  shall mean any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Securities which would be required under Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, to file a statement on Schedule 13D pursuant to Rule 13d-1(a) or Schedule 13G pursuant to Rule 13d-1(c) with the Securities and Exchange Commission as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group Beneficially Owned Voting Securities representing more than 5% of any class of Voting Securities then outstanding.

“Beneficially Owns” (including the terms “Beneficial Ownership”, “Beneficially Owned” or “Beneficially Owning”) shall mean beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act.

“Board” shall mean the Board of Directors of the Company.

“Certificate of Designation” means the Certificate of Designations, Number, Voting Power, Preferences and Rights of the Exchangeable Preferred Stock.

“Closing” shall mean the closing of the transactions contemplated by Section 2.2 of the Purchase Agreement.

“Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

“Continuing Director” shall mean, as of any date, any member of the Board or the board of directors of any entity (or its parent) surviving or resulting from any consolidation, merger, reorganization or other acquisition with the Company, which member:  (i) was a member of the Board on the date that was 24 months prior to such date; or (ii) was nominated for election to the Board by the Purchaser or with the approval of a majority of the Continuing Directors who were members of the Board at the time of such nomination.

“Controlled Affiliate” shall mean with respect to any Person, any Person which, directly or indirectly, is controlled by such Person, including without limitation any general partner, officer or director of such Person and any investment fund now or hereafter existing which is controlled by or under common control with one or more general partners or shares the same management company with such Person; for the purposes of this definition of Controlled Affiliate, “control” means direct or indirect beneficial ownership of capital stock or other interests in an entity or enterprise entitling the holder to cast more than 50% of the total number of votes generally entitled to be cast in the election of directors (or persons performing comparable functions) of such entity or enterprise, or any entity with respect to which such Person has directly approved the entity’s investments in the Company’s equity securities or trading of the Company’s equity securities (it being understood that in no event shall solely the membership or participation on an entity’s Board of Directors or similar governing body be deemed to be control for the purposes hereof).

“DGCL” shall mean the Delaware General Corporation Law.

“Exchange” shall mean the exchange of the Exchangeable Preferred Stock for shares of Common Stock pursuant to the terms of the Purchase Agreement.

“Exchange Act”  shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Termination Date” shall have the meaning set forth in the Certificate of Designations.

“Fully Diluted Basis” shall include, when used to refer to the number of shares of Common Stock then outstanding, (i) all shares of Common Stock that are issued and outstanding at such time, plus (ii) all shares of Common Stock that are issuable upon the conversion, exercise or exchange of all other debt or equity securities that are issued and outstanding at such time and that are, by their terms, convertible into or exercisable or exchangeable for shares of Common Stock, regardless of whether such securities are then convertible, exercisable or exchangeable.

“Person” shall mean an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

“Purchase Agreement” shall mean that certain Securities Purchase Agreement, dated July 17, 2007, by and between the Company and the Purchaser relating to the acquisition of the Exchangeable Preferred Stock.

“Purchaser Group” shall mean, collectively, (i) Purchaser; (ii) Warburg Pincus & Co., a New York general partnership and the sole general partner of the Purchaser; (iii) Warburg Pincus LLC, a New York limited liability company and the sole manager of the Purchaser; (iv) Warburg Pincus IX LLC; (v) Warburg Pincus Partners, LLC, (vi) any Controlled Affiliates of each of such entities, including without limitation the Investor Designee under the Purchase Agreement, and (vii) any 13D Group that includes any of the entities listed in clauses (i) through (vi) hereof.

“Registration Rights Agreement” shall mean that certain Registration Rights Agreement, dated as of the date hereof, by and between the Company and the investors listed from time to time on the signature pages thereto.

“Voting Securities”  shall mean the shares of Common Stock and any other securities of the Company having ordinary power to vote in the election of members of the Board and any securities convertible, exchangeable or otherwise exercisable to acquire such Voting Securities.

2.             Standstill.

(a)           Without the prior written consent of the Board, from and after the date hereof until the third anniversary of this letter agreement (the “Standstill Period”), no member of the Purchaser Group shall:

(i)        Acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, business combination or in any other manner, Beneficial Ownership of any Voting Securities; provided, however, that this Section 2(a)(i) shall in no way prohibit the acquisition by the Purchaser Group of Beneficial Ownership of the lesser of: (i) 32.5% of the Voting Securities on a Fully Diluted Basis and (ii) 34.9% of the then outstanding Voting Securities plus the outstanding Exchangeable Preferred Stock on an as exchanged to Common Stock basis immediately after giving effect to the transaction pursuant to which the Purchaser Group became the Beneficial Owner of such additional shares of Voting Securities.

(ii)       Subject to Section 3 hereof, seek or propose to influence, advise, change or control the management, Board or governing policies of the Company, including without limitation, by means of a solicitation of proxies, contacting any Person relating to any of the matters set forth herein or seeking to influence, advise or direct the vote of any holder of Voting Securities of the Company; and

(iii)      form, join, encourage, influence, advise or participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing.

(b)           Notwithstanding the foregoing, if, at any time during the Standstill Period,

(i)        any Person or 13D Group (other than any Person or 13D Group which includes a member of the Purchaser Group or any affiliates) acquires Beneficial Ownership of Voting Securities of the Company representing 40% or more of the then outstanding Voting Securities of the Company;

(ii)       any Person or 13D Group (other than any Person or 13D Group which includes a member of the Purchaser Group or any affiliates) announces or commences a tender or exchange offer to acquire Voting Securities of the Company which, if successful, would result in such Person or 13D Group owning, when combined with any other Voting Securities of the Company owned by such Person or 13D Group, 50% or more of the then outstanding Voting Securities of the Company;

(iii)      the Company enters into, or resolves to enter into, any merger, sale or other business combination transaction pursuant to which the outstanding shares of Common Stock would be converted into cash and/or securities and/or property of another Person or 13D Group (other than any Person or 13D Group which includes a member of the Purchaser Group or any affiliates) or 50% or more of the outstanding shares of Common Stock as of immediately prior to such transaction would be owned by Persons other than the then current holders of shares of Common Stock and any Person or 13D Group which includes the Purchaser Group and their affiliates;

then, except as otherwise provided herein, the Standstill Period shall be suspended and tolled during the pendency of any such event with respect to the Purchaser Group and their affiliates and the provisions of Section 2(a)(i), (ii) and (iii) shall not be applicable to the Purchaser Group and their affiliates during the pendency of any such event.  For the avoidance of doubt, the Standstill Period shall resume and be extended by an amount of time equal to the time during which such event was pending, and the provisions of Section 2(a)(i), (ii) and (iii) shall resume to be applicable to the Purchaser Group and their affiliates in event that the provisions of this Section 2(b)(i), (ii) and (iii) cease to be applicable, such as, for example and without limitation, disposition of the Voting Securities of the Company to below 40% by the Person or 13D Group, withdrawal of the tender or exchange offer by the Person or 13D Group, or termination of merger, sale or other business combination transaction.

(c)           Notwithstanding the foregoing, the provisions of this Section 2 shall only be in effect so long as the Company is not in material breach of its obligations under this Agreement, the Certificate of Designations, the Registration Rights Agreement or under Section 5.3 of the Purchase Agreement with respect to the Purchaser.

3.             No Effect on Directors.  Notwithstanding any of the foregoing, the provisions set forth in Section 2 shall in no way limit the ability of any individual who is serving as a director of the Company to take any actions (or to refrain from taking any actions) in their capacity as directors of the Company.

4.             Waiver of Section 203.  The Company represents and warrants to the Purchaser Group that the Board has heretofore taken all necessary action to approve, and has approved, for purposes of Section 203 of the DGCL (including any successor statute thereto “Section 203”) the Investor’s becoming, together with its affiliates and associates, an “interested stockholder” within the meaning of Section 203 by virtue of the execution, delivery and performance of this Agreement, including, without limitation the acquisition of Exchangeable Preferred Stock pursuant to the Purchase Agreement, and any common stock exchangeable therefor (the “Waiver”), such that, as of the date hereof and from and after the Closing, Section 203 will not be applicable to the Investor or any “business combination” within the meaning of Section 203 that may take place between the Investor and/or its affiliates and associates, on the one hand, and the Company, on the other, as a result of the transactions contemplated by this Agreement; provided, however, such Waiver provides that, to the fullest extent permitted by law, it shall no longer be applicable if, subsequent to becoming an “interested stockholder” (as defined in Section 203), the Purchaser Group no longer has Beneficial Ownership of 15% or more of the Common Stock as a result of any sale or disposition of Beneficial Ownership of Common Stock by the Purchaser Group.

5.             Amendments to Rights Agreement.  The Company represents and warrants to the Purchaser that the Rights Agreement, dated October 21, 2002, by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”), has been duly amended by the First Amendment to Rights Agreement in the form attached hereto as Exhibit A.  The Company shall not amend or modify the definition of “Acquiring Person” in the Rights Agreement, if, as a result of such amendment or modification, the Purchaser Group would be deemed to be an “Acquiring Person” thereunder; provided that such limitation shall no longer be applicable if the Purchaser Group no longer has Beneficial Ownership of 15% or more of the outstanding Common Stock as a result of any sale or disposition of Beneficial Ownership of Common Stock by the Purchaser Group or, in the event the Purchaser Group no longer has Beneficial Ownership of 15% or more of the outstanding Common Stock as a result of anything other than a sale or disposition of Beneficial Ownership of Common Stock by the Purchaser Group, the Purchaser Group thereafter reduces its Beneficial Ownership (while it continues to have Beneficial Ownership of less than 15% of the outstanding Common Stock) through sale or other disposition (in which case such limitation shall no longer be applicable).  The Company shall not adopt a new rights agreement or an agreement having substantially the same effect of the Rights Agreement if the Purchaser Group would be considered an “Acquiring Person” (or would have the same or substantially similar effect of an “Acquiring Person” under the Rights Agreement); provided that such limitation shall no longer be applicable if the Purchaser Group no longer has Beneficial Ownership of 15% or more of the outstanding Common Stock as a result of any sale or disposition of Beneficial Ownership of Common Stock by the Purchaser Group or,  in the event the Purchaser  Group no longer has Beneficial Ownership of 15% or more of the outstanding Common Stock as a result of anything other than a sale or disposition of Beneficial Ownership of Common Stock by the Purchaser Group, the Purchaser Group thereafter reduces its Beneficial Ownership (while it continues to have Beneficial Ownership of less than 15% of the outstanding Common Stock) through sale or other disposition (in which case such limitation shall no longer be applicable).

6.             Representations.  Each party represents to the other that: (a) this letter agreement has been duly authorized by all necessary corporate or partnership action, as the case may be; and (b) this letter agreement is a valid and binding agreement of such party, enforceable against it in accordance with its terms.

7.             Specific Enforcement; Legal Effect.  The parties hereto agree that any breach of this letter agreement would result in irreparable injury to other party and that money damages would not be an adequate remedy for such breach.  Accordingly, without prejudice to the rights and remedies otherwise available under applicable law, either party shall be entitled to specific performance and equitable relief by way of injunction or otherwise if the other party breaches or threatens to breach any of the provisions of this letter agreement.  It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.  If any term, provision, covenant or restriction in this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, provided that the parties hereto shall negotiate in good faith to attempt to place the parties in the same position as they would have been in had such provision not been held to be invalid, void or unenforceable.  This letter agreement contains the entire agreement between the parties hereto concerning the matters addressed herein.  No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon either party hereto, unless approved in writing by the party against which enforcement of such waiver or amendment is sought; provided, however, that no waiver or amendment shall be effective as against the Company unless such waiver or amendment is approved in writing by the vote of a majority of the independent members of the Board who are not affiliated with the Purchaser Group  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law that would cause the application of the laws of any jurisdiction other than the State of Delaware.  This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

8.             Counterparts.  This letter agreement may be executed in counterpart (including by facsimile), each of which shall be deemed an original.

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If you are in agreement with the terms set forth above, please sign this letter agreement in the space provided below and return an executed copy to the undersigned.

Very truly yours,

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Jonathan Leff
Name:	Jonathan Leff
Title:	Partner

WARBURG PINCUS IX LLC

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Jonathan Leff
Name:	Jonathan Leff
Title:	Partner

WARBURG PINCUS PARTNERS, LLC

By:	/s/ Jonathan Leff
Name:	Jonathan Leff
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Jonathan Leff
Name:	Jonathan Leff
Title:	Partner

Confirmed and Agreed:

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Christy L. Shaffer
Name:	Christy L. Shaffer
Title:	President and Chief Executive Officer